April 28, 2005


By Facsimile and U.S. Mail


Mr. Roger Mohlman
President and CEO
American Water Star, Inc.
4560 South Decatur Boulevard, Suite 301
Las Vegas, Nevada 89103


		RE:	American Water Star, Inc. Item 4.02 Form 8-K filed
April 27, 2005
			File No.  1-32220


Dear Mr. Mohlman:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to disclose the amount of the restatement for the specific periods involved.
2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-QSB for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 in light of the error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end 2004.

You should file an amendment in response to these comments on or before May 5, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.










							Sincerely,



							Anthony Watson
						Staff Accountant

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		April 28, 2005
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